Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity
Argenay S.A.U	Republic of Argentina	Electronic payment services

Macro Bank Limited	The Bahamas	Banking Services

Macro Securities S.A.	Republic of Argentina	Securities Agent and Brokerage Services

Macro Fiducia S.A.	Republic of Argentina	Trust Services

Macro Fondos S.G.F.C.I. S.A.	Republic of Argentina	Mutual Fund Administration